January 7, 2013

Via EDGAR
Attention: Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: New Energy Technologies, Inc.
Post-Effective Amendment to Registration Statement on Form S-1
Filed December 7, 2012
File No. 333-182253

Dear Mr. Ingram,

We serve as counsel to New Energy Technologies, Inc. (the “Company”) in connection with the preparation of the above referenced Post-Effective Amendment (#1) to Registration Statement on Form S-1 (the “Form S-1”). On behalf of the Company, please find the following response to the comment letter dated January 2, 2013 (the “Comment Letter”).

Comment:

Calculation of Registration Fee

1. Please revise the registration fee table to separately list each security that is being registered. In particular, while you have registered the common stock, you have not separately registered the Units or the Series H Stock Purchase Warrants. Please revise your disclosure in the fee table and elsewhere in the prospectus.

Response:

The current registration fee table is set forth in its entirety below:

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price		Amount of registration fee
Common stock, $0.001 par value (2)	1,875,000	$0.64	$1,200,000	(3)	$164
Common stock, $0.001 par value (4)	937,500	$0.83	$778,125		$106
Total	2,812,500		$1,978,125		$270	(5)

430 Park Avenue,   Suite 702,    New York,    New York   10022
Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

(1) In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”).

(2) Represents shares of our common stock, par value $0.001 per share to be sold pursuant to this registration statement.

(3) The proposed maximum offering price per share is estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act using the offering price per share.

(4) Represents shares of our common stock issuable upon exercise of the Series H Stock Purchase Warrants included as part of the units registered pursuant to this registration agreement.

(5) We previously paid $573 in registration fees.

The registration fee table includes two separate line items for shares being registered pursuant to the Form S-1; the first line item represents the shares of the Company’s common stock that are being sold pursuant to the Form S-1 and the second line item represents the shares of common stock issuable upon exercise of the Series H Stock Purchase Warrants included as part of the units registered pursuant to the Form S-1. Accordingly, the registration fee table, and the corresponding amount of registration fee payable, include both the shares of common stock included as part of the units and the shares of common stock issuable upon exercise of the Series H Stock Purchase Warrants included as part of the units.

Additionally, the Form S-1 describes the Units as follows:

“Each Unit consists of:

•	one (1) share of our common stock, $0.001 par value per share (collectively, the “Unit Shares”); and
•	one-half (1/2) Series H Stock Purchase Warrant (collectively, the “Series H Warrants”).

Each full Series H Warrant entitles the holder to purchase one additional share of our common (the “Warrant Shares”) at a purchase price of $0.83 for a period of three years from the date of issuance; no fractional shares will be sold.”

Comment:

Description of our Securities, page 53

2. Please describe all material terms of the Series G Warrants and Series H Warrants, including exercise terms.

Response:

We have replaced the current Description of our Securities, Warrants, in its entirety with the following:

As of the date of this prospectus, there are 625,000 Series G Warrants outstanding allowing the holder thereof (the “Holder”) to purchase up 625,000 shares of our common stock. The Series G Warrants are exercisable through April 17, 2016, with an initial exercise price of 84% of the average of the closing price for our common stock as reported on the OTCQB for the five trading days immediately preceding the closing of the April 17, 2012 Bridge Loan, or $1.92 per share, subject to adjustment as provided therein. Additionally, the Series G Warrants contain a cashless exercise provision and require us to file a registration statement with the SEC for the shares issuable upon exercise of the Series G Warrants within 60 days receipt of a written request by the Holder. In addition, we are offering up to 937,500 Series H Warrants as part of the Units. Each full Series H Warrant entitles the holder to purchase one additional share of our common at a purchase price of $0.83 for a period of three years from the date of issuance; no fractional shares will be sold.

430 Park Avenue,   Suite 702,    New York,    New York   10022
Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Comment:

Exhibit 23.1

3. Please have counsel revise the legality opinion to opine on the Units and each security component of the Units. Please note that counsel should provide a binding obligation opinion with respect to the legality of the Units. Since the warrants are contractual obligations issued pursuant to agreements, counsel must opine that the warrants, when issued, will be a binding obligation under the law of the jurisdiction governing the warrants. Counsel should provide an opinion with respect to whether the common stock will be, when sold: legally (or validly) issued; fully paid; and non-assessable. Please refer to Staff Legal Bulletin No. 19 available at http://www.sec.gov/interps/legal/cfslb19.htm for further guidance.

Response:

We have revised our legal opinion to opine on the Units and each security component of the Units. As part of the revised legal opinion we have opined that the warrants, if and when paid for in accordance with the terms of the Form S-1, will be valid and binding obligations of the Company, except as may be limited by bankruptcy, insolvency or other similar laws affecting the rights and remedies of creditors in general and the general principles of equity.

In accordance with Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the Form S-1 so that it be declared effective as of 12:30 p.m., Eastern Time, on Friday, January 11, 2013, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Form S-1, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

430 Park Avenue,   Suite 702,    New York,    New York   10022
Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Joseph Sierchio
Joseph Sierchio

430 Park Avenue,   Suite 702,    New York,    New York   10022
Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com